
07002489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-24829

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Transamerica Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 South Syracuse Street, Suite 1100
(No. and Street)

Denver, Colorado 80237-2719
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brandsma (720) 482-1515
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
202

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0701-0799918

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION (FOR SEC FILING PURPOSES)

Transamerica Capital, Inc.
Years Ended December 31, 2006 and 2005
With Report and Supplementary Report of Independent Registered Public Accounting Firm

0701-0799918

Oath or Affirmation

I, Michael Brandsma, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental information pertaining to the firm of Transamerica Capital, Inc. as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael Brandsma,
Managing Director and
Executive Vice President,


THEODORE W MCCRIGHT
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires 01/13/2009

Notary Public

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Stockholders' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(X) (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
(X) (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control as required by rule 17a-5

Transamerica Capital, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2006 and 2005

Contents



■ Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Transamerica Capital, Inc.

We have audited the accompanying statements of financial condition of Transamerica Capital, Inc. as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Capital, Inc. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 19, 2007

Transamerica Capital, Inc.

Statements of Financial Condition

	December 31	
	2006	**2005**
Assets		
Cash and cash equivalents	**$ 32,677,407**	$ 19,175,982
Receivable from affiliates	**2,054,718**	1,655,416
Deferred tax assets	**1,486,207**	1,695,510
Recoverable under tax allocation agreement	**2,442,132**	1,036,849
Prepaid expenses and other assets	**140,375**	130,927
Total assets	**$ 38,800,839**	$ 23,694,684
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and other accrued expenses:		
Salaries, benefits, and bonuses	**$ 3,533,019**	$ 2,559,824
Other	**7,674,110**	6,348,354
Due to affiliates	**18,431,479**	9,033,984
Total liabilities	**29,638,608**	17,942,162
Stockholder's equity:		
Common stock, no par value:		
Authorized shares – 1,000,000		
Issued and outstanding shares – 1,062	**1,300**	1,300
Additional paid-in capital	**99,518,093**	78,518,093
Retained-earnings deficit	**(90,357,162)**	(72,766,871)
Total stockholder's equity	**9,162,231**	5,752,522
Total liabilities and stockholder's equity	**$ 38,800,839**	$ 23,694,684

See accompanying notes.

Transamerica Capital, Inc.

Statements of Operations

	Year Ended December 31	
	2006	**2005**
Revenues:		
Commission revenue	**$ 64,061,584**	$ 51,397,515
Other	**1,416,601**	606,662
Total revenues	**65,478,185**	52,004,177
Expenses:		
Wholesaler compensation and related expenses	**22,454,135**	16,548,004
Employee compensation and related benefit expenses	**27,114,227**	22,111,485
Travel and entertainment	**5,824,458**	4,520,187
Advertising and promotion	**7,186,497**	6,446,982
Seminars and conventions	**4,168,206**	4,290,952
Other operating expenses	**26,732,764**	21,315,672
Total expenses	**93,480,287**	75,233,282
Loss before income taxes	**(28,002,102)**	(23,229,105)
Income tax (benefit) expense:		
Current	**(10,621,114)**	(7,839,328)
Deferred	**209,303**	(396,957)
	(10,411,811)	(8,236,285)
Net loss	**$(17,590,291)**	$(14,992,820)

See accompanying notes.

Transamerica Capital, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained-Earnings Deficit	Total Stockholder's Equity
Balance at January 1, 2005	$ 1,300	$ 61,018,093	$(57,774,051)	$ 3,245,342
Net loss	–	–	(14,992,820)	(14,992,820)
Capital contribution	–	17,500,000	–	17,500,000
Balance at December 31, 2005	1,300	78,518,093	(72,766,871)	5,752,522
Net loss	–	–	(17,590,291)	(17,590,291)
Capital contribution	–	21,000,000	–	21,000,000
Balance at December 31, 2006	$ 1,300	$ 99,518,093	$(90,357,162)	$ 9,162,231

See accompanying notes.

Transamerica Capital, Inc.

Statements of Cash Flows

	Year Ended December 31	
	2006	**2005**
Operating activities		
Net loss	**$(17,590,291)**	$(14,992,820)
Adjustments to reconcile net loss to net cash used in operating activities:		
Deferred income tax (benefit) expense	**209,303**	(396,957)
Changes in operating assets and liabilities:		
Receivable from affiliates	**(399,302)**	(1,655,416)
Recoverable under tax allocation agreement	**(1,405,283)**	(431,518)
Prepaid expenses and other assets	**(9,448)**	(38,944)
Due to affiliates	**9,397,495**	6,822,486
Accounts payable and other accrued expenses	**2,298,951**	1,769,617
Net cash used in operating activities	**(7,498,575)**	(8,923,552)
Financing activities		
Capital contribution	**21,000,000**	17,500,000
Net cash provided by financing activities	**21,000,000**	17,500,000
Increase in cash and cash equivalents	**13,501,425**	8,576,448
Cash and cash equivalents at beginning of year	**19,175,982**	10,599,534
Cash and cash equivalents at end of year	**$ 32,677,407**	$ 19,175,982

See accompanying notes.

1. Summary of Significant Accounting Policies

Transamerica Capital, Inc. (the Company) is a wholly owned subsidiary of AUSA Holding Company, which in turn, is a wholly owned indirect subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer. The Company primarily wholesales and markets variable insurance products and mutual funds for affiliated companies.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities, using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

Recognition of Income

Sales commissions and fees earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commission income earned on sales of insurance products is determined as a percentage of collected premiums.

1. Summary of Significant Accounting Policies (continued)

Fair Values of Financial Instruments

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair values. Due to the nature of the Company's financial instruments, management does not believe the fair values of such assets and liabilities differ materially from their carrying values included herein.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income tax benefit consists of the following:

	2006	2005
Federal	$ (8,813,626)	$ (7,556,595)
State	(1,598,185)	(679,690)
	$ (10,411,811)	$ (8,236,285)

Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Deferred income taxes are comprised entirely of deferred income tax assets at December 31, 2006 and 2005, respectively.

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes due to nondeductible expenses and state taxes.

3. Commitments

The Company leases its office space and certain other equipment under operating leases which expire through 2012. Rental expense for the years ended December 31, 2006 and 2005, was $1,359,598 and $1,217,470, respectively.

3. Commitments (continued)

At December 31, 2006, minimum rental payments under all noncancelable operating leases with initial terms of one year or more are:

Year ending December 31:	
2007	$ 1,465,789
2008	1,5077,900
2009	1,528,074
2010	1,522,799
2011	979,376
Thereafter	957,042
	$ 7,960,980

4. Employee Benefit Plan

All employees, subject to meeting certain eligibility requirements, are eligible to participate in the AEGON USA Inc. Profit Sharing Plan. Company contributions to the plan for the years ended December 31, 2006 and 2005, were $902,964 and $720,066, respectively.

5. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of annuities and other investment related activities. Commission revenues include $64,061,584 and $51,397,515 earned during the years ended December 31, 2006 and 2005, respectively, from the sales of shares of an affiliated group of mutual funds and sales of annuities for affiliated companies.

During 2006 and 2005, the Company's parent contributed capital of $21,000,000 and $17,500,000, respectively, to the Company. The future operations of the Company are dependent upon such continued capital contributions until profitable operations can be achieved.

6. Net Capital Requirement

The Company is subject to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions when (a) its "aggregate indebtedness" exceeds 15 times its "net capita," or (b) its "net capital" is less than a minimum as defined by the rule. Net capital and the related net capital ratio may fluctuate

6. Net Capital Requirement (continued)

on a daily basis. At December 31, 2006, the Company had net capital of $4,501,013, which was $2,525,106 in excess of its required net capital of $1,975,907. The Company's ratio of aggregate indebtedness to net capital was 6.58 to 1. Various other regulatory agencies may impose additional requirements. The Company is exempt from maintaining a special reserve bank account under rule 15c3-3(k)(1).

Supplemental Information

Transamerica Capital Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2006

Computation of net capital		
Total stockholder's equity		$9,162,231
Subordinated note payable		–
Total regulatory capital		9,162,231
Deductions and/or charges:		
Nonallowable assets:		
Other assets	$4,068,714	
Other deductions	–	
Total deductions and/or charges		4,068,714
Net capital before haircuts on securities positions		5,093,517
Haircuts on securities		592,504
Net capital		$4,501,013
Computation of alternative net capital requirement		
Net capital requirement (minimum)		$1,975,907
Excess net capital		$2,525,106

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2006, Part IIA FOCUS filing.

Transamerica Capital Inc.

Statement Regarding Rule 15c3-3

December 31, 2006

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1)(2)(ii) of that Rule.

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors and Stockholder
Transamerica Capital, Inc.

In planning and performing our audit of the financial statements of Transamerica Capital, Inc. (the Company), as of and for the year ended December 31, 2006, in conformity with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 19, 2007

END